Shefsky & Froelich Ltd.
                       111 E. Wacker Dr., Ste. 2800
                            Chicago, IL 60601
                            Ph: (312) 840-4313
                           Fax: (312) 275-7639




                                                              KEVIN M. LIPPERT
                                                         Direct:  312-840-4313
                                                      Facsimile:  312-275-7639
                                               E-mail: klippert@shefskylaw.com

                                                IN REFERENCE TO:  028635-00001

                               March 10, 2009

Via Facsimile and EDGAR
-----------------------------
Ms. Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549
Re:  Biggest Little Investments, L.P.
     Schedule TO-T
     Filed by Ben Farahi
     File No. 005-56511
     Filed on January 30, 2009

Dear Ms. Campbell Duru:

     We are writing on behalf of our client, Ben Farahi (also referred to herein as "Mr. Farahi"), in response to comments contained in your correspondence dated March 6, 2009. The headings and paragraph numbers below correspond to the headings and page numbers referenced in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

     Schedule TO-T
     General
     1. We note your response to our prior comment 1. We are unable to agree with the assumptions and analysis set forth therein. Accordingly, we reissue prior comment 1.

     Response: As discussed during our telephone conversation last Friday, March 6, Mr. Farahi continues to believe that a Schedule 13E-3 is not required and respectfully requests that you consider the reasons for this conclusion as set forth in this response. During the aforementioned conversation, you suggested that Mr. Farahi may propose an alternative to the assumptions and analyses set forth in the response to your comment 1 in my letter to you dated February 25, 2009. More specifically, my understanding from our conversation is that making the maintenance of at least 300 record holders an express condition to closing the tender offer would serve to provide adequate assurance that the tender offer is not reasonably likely to cause the number of record holders to drop below 300. To provide additional assurance that no series of transactions by Mr. Farahi would be reasonably likely to result in the number of record unit holders being less than 300, Mr. Farahi will not accept units tendered in this offer to the extent accepting such units would result in less than 350 record holders. To this end, in addition to the changes proposed in my letter dated February 25, Mr. Farahi proposes to:

(1) amend and restate the first paragraph of Exhibit (a)(1) to the Schedule TO-T as follows:

     Subject to the terms and conditions set forth herein, I will purchase up to 25,000 (approximately 13.8%) of the outstanding units of limited partnership interest in your partnership; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. If more than 25,000 units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person; provided, however, that if the purchase of 25,000 units would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record.

(2) amend and restate the following paragraph under the heading "SUMMARY TERM SHEET":

     - THE OFFER. Subject to the terms and conditions set forth herein, I am offering to acquire up to 25,000 of the limited partnership units of BIGGEST LITTLE INVESTMENTS, L.P., your partnership, for $110.00 per unit in cash. See "Section 1. Terms of the Offer"; "Section 2. Proration; Acceptance for Payment and Payment for Units"; "Section 3. Procedures for Tendering Units"; "Section 4. Withdrawal Rights"; "Section 5. Extension of Tender Period; Termination; Amendment"; "Section 13. Background of the Offer"; and "Section 14. Conditions of the Offer."

(3) amend and restate the first paragraph of Section 1 under the heading "THE OFFER":

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the offer, I will accept and thereby purchase up to 25,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on April 9, 2009, unless I have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by me, expires. See Section 5 of this offer to purchase for a description of my right to extend the period of time during which the offer is open and to amend or terminate my offer.

(4) amend and restate the first two paragraphs of Section 2 under the heading "THE OFFER":

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 25,000 or less, I will accept for payment, subject to the terms and conditions of the offer, all units so tendered; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. If more than 25,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, I will accept for payment an aggregate of 25,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units; provided, however, that if the purchase of 25,000 units would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. Please note that avoiding the purchase of fractional units, whether to limit the number of units purchased to 25,000 or to maintain at least 350 record holders, may require you to retain ownership of one or more of the units you tendered.

     I will pay for units validly tendered, accepted and not withdrawn in accordance with Section 4, within five days following the expiration date. In all cases, the payments for units purchased in my offer will be made only after timely receipt by my Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms hereof or by the letter of transmittal. See "Section 3. Procedures for Tendering Units."

     As an aside, in accordance with your instruction during our conversation, Mr. Farahi will disclose the number of units tendered in the amendment to the tender offer documents in connection with the extension of the expiration date of his offer.

     Please contact us if you have any questions regarding the foregoing. Also, please advise whether the Commission staff has any additional comments to the Schedule TO-T. Kind regards.



                                          SHEFSKY & FROELICH LTD.

                                          /s/ Kevin M. Lippert

                                          Kevin M. Lippert

ACKNOWLEDGED this 10th day of March, 2009.


/s/ Ben Farahi
--------------
    Ben Farahi